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ANNUAL REPORT 2003

Financial Highlights

	2003		2002		% change
Revenues from: (Dollar amounts in thousands, except per share data)
Investment management fees	$203,918		$186,038		10
Underwriting and distribution fees	176,586		183,133		(4)
Shareholder service fees	70,678		65,690		8

Total	$451,182		$434,861		4
Net income	$54,265	(1)	$87,425	(2)	(38)
Diluted earnings per share	$0.66	(1)	$1.07	(2)	(38)
Dividend per share	$0.57		$0.53		8

1.
This includes special after-tax charges of $38.7 million, or $0.47 per diluted share. Net income excluding special charges was $93.0 million, or $1.13 per diluted share.

2.
This includes special after-tax charges of $5.7 million, or $0.07 per diluted share. Net income excluding special charges was $93.1 million, or $1.14 per diluted share.

See accompanying Form 10-K.

	2003	2002	% change
Assets Under Management (millions)
Waddell & Reed Advisors Channel
Equity funds	$19,418	$16,323	19
Fixed income funds	4,074	4,079	0
Money market funds	845	1,095	(23)

Sub total	24,337	21,497	13
Wholesale Channel
Equity funds	$11,172	$5,893	90
Fixed income funds	1,005	676	49
Money market funds	59	49	20

Sub total	12,236	6,618	85

Total assets under management	$36,573	$28,115	30

S&P 500 Stock Index (year-end)	$1,111.9	$879.8	26

Primary Businesses and Fund Families

Waddell & Reed offers one of the most robust and competitive fund lineups in the industry

			DISTRIBUTION CHANNELS
FUND FAMILY	INCEPTION DATE	NUMBER OF FUNDS	W&R ADVISORS	WHOLESALE
Waddell & Reed Advisors Funds	10.9.1940	21	✓
W&R Target Funds	7.7.1987	16	✓	✓
Ivy Funds	12.31.1960	26	✓	✓
W&R InvestEd Portfolios	10.1.2001	3	✓	✓

Waddell & Reed Advisors

        Financial advisors from Waddell & Reed, Inc. assist clients from all walks of life in realizing their personal and financial goals. Our advisors specialize in developing personalized financial planning strategies for retirement, education, insurance and estates.

Wholesale

Non-proprietary fund distribution

        We distribute the Ivy Funds, W&R Target Funds and W&R InvestEd Portfolios through certain unaffiliated broker/dealers, 401(k) plans and registered investment advisers.

Institutional investment management

        Through Waddell & Reed Investment Management Company, several of our portfolio managers oversee investments for defined benefit plans, endowments and high net worth individuals.

Subadvisory

        We serve as subadvisor for 5 U.S. mutual funds/variable annuity funds; 20 Canadian mutual funds through our relationship with Mackenzie Financial Corporation; and 5 offshore funds through relationships with various institutions.

The Legend Group

        Financial advisors at The Legend Group, our Florida-based retirement planning subsidiary, focus on serving employees of school districts and other nonprofit entities.

Austin, Calvert & Flavin

        Our San Antonio, Texas-based subsidiary manages investments for trusts, high-net-worth families and individuals; and pension plans for private and public entities, endowments and foundations.

Waddell & Reed Advisors Channel

  •
  Nearly 3,000 financial advisors

  •
  403 offices serving investors in large cities, metropolitan areas and rural communities

  •
  Approximately 650,000 mutual fund customers and 2.3 million fund accounts

Letter to Stockholders

Keith A. Tucker

Chairman of the Board & Chief Executive Officer

Henry J. Herrmann

President & Chief Investment Officer

To our stockholders:

        Waddell and Reed experienced good success in 2003. While comparable adjusted net income decreased slightly from the prior year, progress was evident across key metrics. Sales and revenues grew, assets under management increased meaningfully, adjusted earnings accelerated sequentially within the year, and we continued to expand the range of our products and the span of distribution channels through which we offer them.

        Waddell & Reed differentiates itself from competitors in the investment management industry through the balance and diversity of its business. As an asset manager, we serve as investment adviser on a broad span of investment styles, covering all major asset classes across four mutual fund families and in separately managed accounts. As a distributor of investment products, we derive substantial sales both from a proprietary sales force and through broad non-proprietary distribution.

        Our business model's balance is apparent in our recognizing two discrete channels. Our Advisors channel is a national sales force of Waddell & Reed's proprietary financial advisors. Our Wholesale channel consists of institutional asset management; the sale of our mutual funds in non-proprietary distribution; subadvisory services provided to other funds, including those that are part of our marketing agreement with Mackenzie Financial Corporation of Toronto; and our Legend Group subsidiary. Our strategy has been to nurture our Advisors channel, which holds the majority of our assets, while investing in the expansion of our Wholesale channel, which has been growing rapidly. In 2003, we made very good progress in this effort.

Advisors Channel

        With 2,929 financial advisors at year end 2003, Waddell & Reed's sales force ranks as one of the largest mutual fund sales forces in the United States. In 2003, we focused our efforts on improving the productivity of our advisors and placed less emphasis on recruiting new advisors. In support of this objective, we launched several new products and focused on the rollout of a new client relationship management system, providing state-of-the-art data and client management software for our advisors. When fully implemented in 2004, we believe this new system will further enhance productivity and will support superior client service and business development activity by our advisors.

        Sales in the Advisors channel, while declining from 2002 levels, gained momentum across 2003 as equity markets recovered and, by the fourth quarter, achieved favorable monthly comparisons to the same periods of 2002. The exceptional loyalty that our advisors continue to cultivate among their clients is reflected in a redemption rate on mutual funds of just 10.1 percent for the three years ended December 31, 2003. This rate compares with an industry average of 25.9 percent for the same period.

Wholesale Channel

        Our Wholesale channel continued its strong asset growth, both through growing net sales volume and the acquisition of assets as part of a strategic alliance into which we entered with Securian Financial Group. This alliance with Securian, parent of Minnesota Life Insurance Company and Advantus Capital Management, brought Waddell

& Reed $2.1 billion in assets that were merged into the Ivy Funds and the W&R Target Funds, plus additional subadvisory assets. It also provides us with important new distribution opportunities at Securian, which includes approximately 1,800 financial advisors.

        We recorded positive net sales in each of our Wholesale segments. Net sales were especially strong in the institutional business, through which we market primarily to defined benefit plans. Non-proprietary net sales of Waddell & Reed mutual funds gained momentum throughout the year and were accelerating as we entered 2004. This net sales growth resulted from an expansion of our wholesaling capability and the creation of a highly competitive Ivy Funds family incorporating funds from the former W&R Funds, Ivy Funds and Advantus Funds in a single fund family marketed under the Ivy Funds name. Our Canadian marketing alliance with Mackenzie Financial Corporation benefited from our receiving additional subadvisory assets, which offset the weak demand for U.S. equities that existed in Canada throughout 2003. At The Legend Group, sales of Waddell & Reed mutual funds reached their highest annual level since Legend was acquired in 2000.

Investment Management

        At the heart of our efforts in both the Advisors and Wholesale channels is an investment management enterprise that, since the very inception of the mutual fund business in the United States, has delivered highly competitive long-term performance to fund shareholders. Our investment staff of 95 includes 65 investment professionals. Our portfolio managers, with average investment experience of 21 years and average tenure at Waddell & Reed of 13 years, are highly experienced and have participated in a wide variety of market environments. This team employs a rigorous investment process built on fundamental research and emphasizing risk control and quality.

        Equity market conditions in 2003 did not favor Waddell & Reed's unwavering focus on investing in high-quality stocks. In general, stocks with the lowest prices, lowest market capitalizations and highest volatility led the market's advance for the year. As a result, our mutual fund investment results, in aggregate, lagged those of our peers in 2003. We have withstood similar market conditions in the past and, historically, have outperformed peers over longer periods of time and more complete market cycles.

        For the year 2003, 38 percent of our equity funds and 39 percent of all of our funds ranked in the top half of their Lipper peer groups. Over longer time periods — which we believe to be reflective of more diverse market conditions — our performance was highly competitive. For the three years ended Dec. 31, 2003, 66 percent of our equity funds and 65 percent of all our funds ranked in the top half of their Lipper peer groups; for the five years ended that same date, 72 percent of equity funds and 63 percent of all funds ranked in the top half.

Looking Ahead

        We believe Waddell & Reed is positioned uniquely for continued growth and success. Few competitors can claim our breadth of investment resources, products and distribution; fewer still have operated and succeeded across as many years and market cycles as Waddell & Reed. With these as our strengths, we approach the future both with confidence in our people and our business model, and the humility required to understand that success must be earned every day.

Sincerely,

Keith A. Tucker
Chairman of the Board & Chief Executive Officer

Henry J. Herrmann
President & Chief Investment Officer

Officers and Directors

Keith A. Tucker Chairman and Chief Executive Officer Director • 34 years industry experience • 12 years with Waddell & Reed • Executive Committee	James M. Raines President, James M. Raines and Co. Director (since 1998) • Compensation Committee • Nominating and Corporate Governance Committee	Thomas W. Butch Senior Vice President and Chief Marketing Officer • 22 years industry experience • 4 years with Waddell & Reed
Henry J. Herrmann President and Chief Investment Officer Director • 41 years industry experience • 32 years with Waddell & Reed • Executive Committee	Ronald C. Reimer Advisor, Truman Medical Center Director (since 2001) • Audit Committee • Nominating and Corporate Governance Committee	Michael D. Strohm Senior Vice President and Chief Operations Officer • 31 years industry experience • 31 years with Waddell & Reed
Alan W. Kosloff Chairman, Kosloff & Partners, LLC Director (since 2003) • Audit Committee Chairman • Nominating and Corporate Governance Committee	William L. Rogers Chairman, The Halifax Group Director (since 1998) • Nominating and Corporate Governance Committee • Executive Committee	John E. Sundeen, Jr. Senior Vice President, Chief Financial Officer and Treasurer • 20 years industry experience • 20 years with Waddell & Reed
Dennis E. Logue Dean, Michael B. Price College of Business, University of Oklahoma Director (since 2002) • Audit Committee • Nominating and Corporate Governance Committee Chairman	Jerry W. Walton Chief Financial Officer, J.B. Hunt Transport Services, Inc. Director (since 2000) • Compensation Committee Chairman • Nominating and Corporate Governance Committee	Robert J. Williams, Jr. Senior Vice President and National Sales Manager • 30 years industry experience • 7 years with Waddell & Reed
Daniel C. Schulte Vice President and General Counsel • 6 years industry experience • 6 years with Waddell & Reed
Mark A. Schieber Vice President and Controller • 23 years industry experience • 23 years with Waddell & Reed

Corporate Information

Annual Meeting of Stockholders
April 28, 2004 10 a.m.
Corporate Headquarters

Corporate Headquarters
Waddell & Reed Financial, Inc.
6300 Lamar Avenue
Overland Park, KS 66202

Stock Exchange Listing
Class A Common Stock
New York Stock Exchange
Symbol: WDR

Transfer Agent & Registrar
EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3070
Toll Free Number: 800.446.2617
Hearing Impaired: 800.952.9245
www.equiserve.com

Independent Auditors
KPMG LLP
1000 Walnut, Suite 1600
Kansas City, MO 64106

Stockholder Inquiries
For general information regarding your Waddell & Reed Financial, Inc. stock, call 800.532.2757 or visit our website at www.waddell.com. For stock transfers, call 800.446.2617.

Mutual Fund Information
For information regarding our mutual funds, please call 888.WADDELL.

Dividend Reinvestment
Waddell & Reed Financial, Inc. maintains a dividend reinvestment plan for all holders of its common stock. Under the plan, stockholders may reinvest all or part of their dividends in additional shares of common stock. Participation is entirely voluntary. More information on the plan can be obtained from the Transfer Agent shown at left.

Stockholder & Analyst Resources
We invite you to visit our website at www.waddell.com under the "Corporate" heading to view a more comprehensive discussion regarding our 2003 results.

We believe that in today's digital world, the Internet allows us to disseminate information much more quickly and efficiently. In addition to the standard information typically found on corporate websites, such as general corporate and stock information, access to archived press releases and SEC filings, and answers to frequently asked questions, we supply our stockholders and analysts with timely supplemental data including quarterly corporate presentations, access to live and archived webcasts, data tables and more. If you elect to request information alerts, we will send you an email when something new is posted to our website.

Please direct questions to Nicole McIntosh, Investor Relations Manager, 913.236.1880 or via email at investorrelations@waddell.com.

6300 LAMAR AVENUE
OVERLAND PARK, KS 66202
800.532.2757
WWW.WADDELL.COM

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